ByteNite Inc.

CIK: 0001947784

Form C-TR: Termination of Reporting

Date: April 4, 2025

In accordance with Rule 202 of Regulation Crowdfunding under the Securities Act of 1933, ByteNite Inc. is filing this Form C-TR to terminate its obligation to file annual reports under Regulation Crowdfunding.

The issuer has:

- Filed at least one annual report pursuant to Regulation Crowdfunding and currently has fewer than 300 holders of record.

Authorized Representative:

Fabio Caironi
Chief Executive Officer
ByteNite Inc.

Signature:

Date: April 4, 2025